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                                                                  EXHIBIT (a)(1)


                                 [LETTERHEAD OF]

                          MILLER BUILDING SYSTEMS, INC.
                            58120 COUNTY ROAD 3 SOUTH
                             ELKHART, INDIANA 46517
                                 (219) 295-1214

                                                              September 20, 2000

To our Stockholders:

          On behalf of the Board of Directors (the "Board") of Miller Building Systems, Inc., a Delaware corporation (the "Company"), we are pleased to inform you that on August 31, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with COA Housing Group, Inc., an Indiana Corporation ("Parent"), Coachmen Industries, Inc., an Indiana Corporation of which Parent is a wholly-owned subsidiary ("COA"), and Miller Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), pursuant to which (i) the Purchaser today has commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares (the "Shares") of the Company's common stock, par value $0.01 per share (the "Common Stock"), at a price of $8.40 per Share, net to the seller in cash, without interest, plus a right to receive up to $0.30 per Share, in the event that the Company obtains a release from Modtech Holdings, Inc. ("Modtech") of any claim it might have against the Company to a payment resulting from the Company's termination of its agreement with Modtech. The Offer is currently scheduled to expire at Midnight, New York City time, on October 18, 2000 unless the Offer is extended. Following the purchase of Shares pursuant to the Offer, the Purchaser will be merged with and into the Company (the "Merger").

          THE BOARD OF DIRECTORS OF THE COMPANY HAS ADOPTED THE MERGER AGREEMENT AND APPROVED THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

          In arriving at its recommendation, the Board gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board considered the opinion of its financial advisor, Morgan Keegan, that the cash consideration to be received pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to the stockholders of the Company.

          In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated September 20, 2000, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                 On behalf of the Board of Directors,

                                 /s/ Edward C. Craig

                                 Edward C. Craig
                                 Chief Executive Officer